FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Exhibits

Exhibit No.	Description
99.1	Press Release Dated December 10, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: December 10, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT 99.1

NEWS RELEASE

CENTRAL SUN MINING INC.

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: CSM, CSM.WT
December 10, 2007	AMEX: SMC

CENTRAL SUN PROVIDES UPDATE ON 2007 EXPLORATION
PROGRAM IN NICARAGUA & OUTLINES PLANS FOR 2008

Central Sun Mining Inc. (the “Company”) is pleased to provide an update on results of the 2007 exploration program and to outline the strategy for exploration in 2008. In 2007, diamond drilling was completed at the Orosi Mine (formerly Libertad), Limon Mine and Mestiza projects. Exploration results in 2007 were previously reported in a press release dated February 27, 2007.

Peter Tagliamonte, President & CEO commented: “With the restructuring and refinancing of Central Sun Mining now complete, we are embarking on a very aggressive exploration program in 2008 to significantly expand resources at our Orosi and Limon mine, further explore the Mestiza project located 70km east of Limon as well as evaluate our extensive property holdings in these areas. The exploration program budgeted at CDN$7 million will include 25,000+m of diamond drilling with drilling to commence in early January 2008.”

Dr. Bill Pearson, P.Geo., Executive Vice President, Exploration said: “Planning for the 2008 program is well advanced. Drilling will initially commence in the Limon mine area where six major target areas have already been defined. Induced polarization geophysical surveys are planned on the potential eastern extension of Orosi along with geological mapping and trenching to define drill targets on this extensive structure. Drilling here is scheduled to start in April after the target definition work is completed. Geological work including data compilation is already in progress on Mestiza and some of the other regional targets; targets outlined here will be drill tested later in the year. We have assembled a very strong exploration team in Nicaragua and we have excellent logistical support from our mining personnel.”

Dr. Pearson went on to add: “The low sulphidation epithermal systems that host gold mineralization in Nicaragua are much stronger and more extensive than is generally realized. A major objective of the 2008 program will be to evaluate the potential of the full extent of the systems and in particular to better understand the controls on the higher grade mineralization.”

2007 Exploration Results

Orosi Mine

The in-fill diamond drilling program conducted at the Orosi Mine to upgrade inferred mineral resources to the indicated mineral resource category has been successfully completed. The new drill results are being incorporated into an updated mineral resource estimate being prepared by Scott Wilson RPA, Inc. (“Scott Wilson”) as part of the Orosi Mine Mill feasibility study currently in progress. The in-fill drilling program comprised of 94 holes totaling 9,509 metres including one metallurgical hole (DDH15M) and was completed over an eight month period. Holes were drilled on 25m sections with intercepted intervals at less than 60m apart on section to a vertical depth of 60-90 m. Some exploration drilling was also completed to test the eastern extension of the main deposit structure (Mojon-Santa Elena) as well an additional vein structure (Cuernos de Oro), located 1.2 km north of the Mojon pit.

Table 1A below lists significant drilling results in the Orosi mine area and Table 1B gives collar coordinate and orientation data for the holes.  Highlights are as follows:

Santa Maria
•	6.82 g Au/t (3.73 cut) over 4.0m true width in DDH39
•	71.13 g Au/t (10.03 cut) over 2.8m true width in DDH43
•	5.26 g Au/t over 11.6 m true width in DDH59
•	15.02 g Au/t over 9.6m true width in DDH60
•	11.93 g Au/t (8.42 cut) over 10.4m true width in DDH61
•	18.33 g Au/t (14.06 cut) over 8.2m true width in DDH67
•	6.12 g Au/t over 4.4m true width in DDH88

Mojon

•	2.42 g Au/t over 10.6m true width in DDH73
•	3.94 g Au/t over 23.0m true width in DDH74

Santa Elena

•	24.45 g Au/t (9.54 cut) over 1.7m true width in DDH84
•	2.32 g Au/t over 10.9m true width in DDH86
•	5.68 g Au/t over 14.0m true width in DDH87

Drilling continues to confirm the presence of Bonanza-style higher grade mineralization within the more extensive lower grade mineralization.  The vein structures on the Orosi property which covers 14,496 ha extend for approximately 20km along strike with the vast bulk of previous exploration concentrated in the mine area that extends for about 2 km.

Limon Mine

An extensive underground in-fill diamond drilling in the Talavera zone totaling 4,830 metres in 41 holes was completed over the past six months. Holes were collared at 25 m spacing and intersected targets at intervals of less than 60 m apart vertically to a depth of 30m. Table 2A below lists significant results and Table 2B lists collar coordinates and orientation data. These drill results are being incorporated into an updated mineral resource and reserve estimate for the mine. Highlights are as follows:

•	6.92 g Au/t over 3.2m true width in 3376-U
•	6.24 g Au/t over 2.3m true width in 3377-U
•	11.47 g Au/t over 2.0m true width in 3378-U
•	6.72 g Au/t over 1.9m true width in 3380-U
•	8.99 g Au/t over 2.5m true width in 3381-U
•	14.27 g Au/t over 2.2m true width in 3385-U
•	7.58 g Au/t over 5.9m true width in 3389-U
•	6.24 g Au/t over 6.6m true width in 3392-U
•	6.36 g Au/t over 1.8m true width in 3401-U
•	8.05 g Au/t over 5.2m true width in 3405-U
•	5.04 g Au/t over 3.1m true width in 3406-U
•	8.21 g Au/t over 1.7m true width in 3407-U
•	7.11 g Au/t over 2.6m true width in 3413-U

A diamond drilling program of 6 holes totaling 783 m tested the north-south extension of the El Limon zone located about 2.0 km northeast of Talavera. Table 2A below lists significant results and Table 2B lists collar coordinates and orientation data. Highlights are as follows:

•	4.53 g Au/t over 6.4m true width in 3395
•	4.22 g Au/t over 3.0m true width in 3399

Mestiza Project

The Mestiza project is located 70 kilometres east of the Limon Mine. As previously reported (Annual Information Form for the fiscal year ended December 31, 2006) Mestiza contains an inferred mineral resource of 689,700 tonnes grading 10.3 g Au/t containing 228,000 oz of gold. In 2007, a trench sampling program along a 600m strike length of the vein and three (3) drill holes totaling 619 m were completed before the program was terminated due to financial constraints. The Mestiza prospect is part of the La India district that covers an area of 6,500 hectares and is underlain by a sequence of mid Tertiary volcanic rocks that host rock several low sulfidation, epithermal gold-bearing quartz veins of different thicknesses and attitudes.

Significant results from trenching are as follows:

Table 3: Significant results from Trench sampling, Mestiza Project

Trench	Easting (m)	Northing (m)	True Width (m)	Gold (g/t)	Silver (g/t)
TR-24	574154	1413325	0.9	1.60	7.20
TR-26	574311	1413158	1.4	5.28	13.28
TR-203	574314	1413081	1.2	4.06	11.80
TR-215	574276	1413081	1.0	2.84	8.07
TR-379	574304	1413165	1.1	1.08	3.60

TR-383	574193	1413279	1.2	5.93	9.94
TR-400	574294	1413179	1.5	4.62	11.60
TR-401	574326	1413027	0.6	8.88	6.38
TR-402	574334	1413028	0.6	1.85	0.92
TR-403	574352	1413028	0.9	3.43	3.45

Results from the three diamond drill holes completed are as follows:

Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Gold (g/t)
TAT01	220.2	229.4	9.4	9.1	0.35
TAT02	163.5	164.6	1.1	1.0	6.94
TAT03	155.2	164.1	9.0	7.0	0.45

Further work is planned on Mestiza in 2008 including induced polarization surveys to better define areas of mineralization within the vein structures and to look for areas where multiple vein structures may be present.

Sampling, Assaying and Quality Control

The core is logged, photographed and then sampled with half the core retained and stored on-site. Samples are taken as half of the sawn core that varies in size from HQ (63.5 mm) for metallurgical holes to NQ (47.6 mm) for the other drill holes. All core samples were prepared and assayed at either the Company’s Limon Mine or its Orosi Mine laboratories.

Both the Limon and Libertad mine laboratories use normal industry procedures. The entire half-core samples were crushed to pass 10-mesh-size sieve, a 1/4 split was then pulverized to have greater than 90% pass the 200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. A one-assay ton aliquot (a 29.2 gram sub-sample) is used for fire assaying with an atomic absorption (AA) or gravimetric finish to determine gold concentration. Internal quality control includes the use of blanks, duplicates and standards in every batch of samples. The Company also conducts internal check assaying. Regular external check assays are performed at a certified Canadian commercial laboratory.

Qualified Person

Graham Speirs, P.Eng., COO for Central Sun Mining, is the Qualified Person responsible for the disclosure of the drill results as defined by National Instrument 43-101. The drilling program was being conducted under Mr. Speirs. The laboratory results reported herein and the internal quality control information were reviewed and verified by Mr. Speirs. Mr. Speirs has read and approved this news release.

About Central Sun Mining

The Company is a gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and plans to convert the Orosi Mine in Nicaragua to conventional milling and expand annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Central Sun Mining is committed to growth by optimizing current operations and expanding mineral reserves at existing mines.

For further information, please contact:

Peter W. Tagliamonte, President & CEO

CENTRAL SUN MINING INC.

(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company’s new strategic plan, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Table 1A: Summary of Significant Drilling Results, Orosi Mine

Hole(i)	From (m)	To (m)	Core Length (m)	True Width (m)	Gold (g/t)		Zone
					Uncut	Cut(ii)
DDH15M	99.75	105.27	5.52	3.8	1.61		Santa Maria
	106.77	115.75	8.98	6.1	7.75		Santa Maria
DDH37	51.40	61.90	10.10	8.4	1.87		Santa Maria
DDH38	10.17	15.40	5.23	2.8	1.44		Santa Maria
DDH39	44.00	49.50	5.50	4.0	6.82	3.73	Santa Maria
	61.70	63.55	1.85	1.3	5.35		Santa Maria
DDH40	97.62	100.50	2.88	2.3	7.63		Santa Maria
DDH41	108.70	112.60	3.90	2.8	8.86		Santa Maria
DDH42	116.70	128.45	11.75	10.6	15.78	10.8	Santa Maria
DDH43	117.00	120.94	3.94	2.8	71.13	10.03	Santa Maria
DDH44	nsv						Santa Maria
DDH45	129.30	131.20	1.92	1.4	0.68		Santa Maria
DDH46	127.36	130.36	3.00	1.9	0.82		Santa Maria
DDH47	73.70	75.02	1.32	0.9	2.12		Santa Maria
DDH48	66.80	70.76	3.96	2.8	0.95		Santa Maria
DDH49	nsv						Santa Maria
DDH50	nsv						Santa Maria
DDH51	nsv						Santa Maria
DDH52	nsv						Santa Maria
DDH53	31.20	41.20	10.00	8.7	1.11		Santa Maria
	55.77	59.10	3.33	3.0	1.75		Santa Maria
DDH54	nsv						Santa Maria
DDH55	12.30	22.90	10.60	8.7	3.90		Santa Maria
DDH56	nsv						Santa Maria
DDH57	104.58	112.20	7.62	4.1	0.41		Santa Maria
DDH58	17.50	20.05	2.55	2.1	0.45		Santa Maria
DDH59	46.80	61.90	15.10	11.6	5.26		Santa Maria
DDH60	133.13	144.20	11.07	9.6	15.02		Santa Maria
DDH61	61.10	79.26	18.16	10.4	11.93	8.42	Santa Maria
DDH62	146.67	154.95	8.28	6.4	0.44		Santa Maria
DDH63	149.15	149.75	0.60	0.4	8.17		Santa Maria
DDH64	115.80	120.18	4.38	3.6	1.72		Santa Maria
DDH65	65.45	70.55	5.10	4.6	0.63		Santa Maria
DDH66	70.90	75.70	4.80	3.9	4.71		Santa Maria
DDH67	76.45	85.20	8.75	8.2	18.33	14.06	Santa Maria
DDH68	33.84	34.45	0.61	0.5	44.52	25.00	Santa Maria
	63.95	71.20	7.25	5.6	1.62		Santa Maria
DDH69	32.71	36.60	3.89	3.7	4.86		Santa Maria
DDH70	70.40	71.75	1.35	0.9	11.13		Santa Maria
DDH71	26.90	30.15	3.25	1.6	3.47		Santa Maria

DDH72	99.22	100.86	1.64	0.7	2.86		Santa Maria
DDH73	62.70	77.60	14.90	10.6	2.42		Mojon
	79.40	81.20	1.80	1.3	2.63		Mojon
DDH74	68.40	100.80	32.40	23.0	3.94		Mojon
DDH75	42.20	56.60	14.40	10.2	1.33		Mojon
DDH76	79.40	85.10	5.70	5.0	2.36		Mojon
DDH77	114.52	115.67	1.15	0.8	4.74		Babilonia
DDH78	nsv						Babilonia
DDH79	88.00	95.30	7.30	5.2	1.02		Babilonia
DDH80	nsv						Mojon
DDH81	nsv						Santa Elena
DDH82	76.70	84.80	8.10	7.4	1.53		Mojon
	102.40	113.70	11.30	9.3	1.37		Mojon
DDH83	15.50	26.60	11.10	7.9	2.47		Santa Elena
DDH84	36.30	38.75	2.45	1.7	24.45	9.54	Santa Elena
	55.72	62.60	6.88	4.9	1.01		Santa Elena
DDH85	228.43	232.37	3.94	2.9	1.16		Mojon
	262.00	266.92	4.92	3.5	3.33		Mojon
DDH86	19.00	34.38	15.38	10.9	2.32		Santa Elena
DDH87	73.30	93.00	19.70	14.0	5.68		Santa Elena
DDH88	79.69	85.90	6.21	4.4	6.12		Santa Maria
DDH89	12.25	19.75	7.50	5.3	0.55		Santa Maria
DDH90	5.50	11.20	5.70	3.3	2.49		Santa Maria
DDH91	87.91	100.00	12.09	8.6	1.78		Santa Elena
	106.30	117.97	11.67	8.3	1.34		Santa Elena
DDH93	nsv						Santa Elena
DDH94	81.33	91.22	9.89	6.7	5.25		Santa Elena

(i)All holes are NQ core size; nsv equals no significant values; holes to DDH36 reported in February 27, 2007 press release

(ii) High sample assays capped at 40 g/t for massive quartz zones and 25 g/t for stockwork zones;

the cut values were established geostatistically.

Table 1B: Collar Coordinates and Orientations of Drill Holes, Orosi Mine

Hole	Easting	Northing	Elev.	Length	Az(i)	Dip(i)
DDH15M	50362.17	49902.55	557.29	125.7	330	-65
DDH37	50223.11	49833.55	514.34	88.8	330	-53
DDH38	50245.84	49892.42	522.24	66.7	330	-60
DDH39	50329.65	49897.34	541.88	106.0	330	-60
DDH40	50316.91	49868.24	540.11	96.5	330	-45
DDH41	50382.89	49904.69	565.27	126.8	330	-60
DDH42	50442.94	49902.51	575.76	137.3	330	-47
DDH43	50482.09	49934.00	570.51	136.2	330	-52
DDH44	50168.17	49726.06	511.93	175.4	330	-54
DDH45	50190.67	49737.13	505.59	145.2	330	-45
DDH46	50203.72	49764.22	506.37	140.7	330	-50
DDH47	50416.98	49945.38	585.01	143.5	330	-55
DDH48	50490.64	49967.84	583.81	130.6	330	-50
DDH49	50441.26	49903.36	575.61	171.7	330	-60
DDH50	50543.48	50020.06	561.30	87.2	330	-50
DDH51	50574.38	50033.21	564.73	89.2	330	-60
DDH52	50626.05	50042.68	575.86	102.5	330	-50
DDH53	50080.69	49778.78	513.50	105.4	330	-46
DDH54	50601.99	50031.57	570.32	81.5	330	-65
DDH55	50096.11	49802.48	505.30	79.4	330	-45
DDH56	50457.09	49976.88	590.58	55.7	330	-55
DDH57	50515.35	49972.79	576.93	124.7	330	-60
DDH58	50181.01	49855.46	530.09	44.1	330	-55
DDH59	50102.43	49778.25	511.20	102.1	330	-50
DDH60	50523.81	49956.79	534.91	158.5	330	-60
DDH61	50102.77	49777.62	511.28	108.0	330	-60
DDH62	50519.73	49917.91	555.45	162.2	330	-50
DDH63	50492.02	49917.13	525.83	161.7	330	-55
DDH64	50451.02	49931.15	578.39	133.8	330	-57
DDH65	50412.72	49953.89	581.38	88.0	330	-62
DDH66	50374.77	49917.96	564.03	105.6	330	-50
DDH67	50359.64	49897.31	557.34	133.1	330	-55
DDH68	50326.77	49903.37	541.75	118.0	330	-60
DDH69	50298.74	49908.12	534.41	54.4	330	-48
DDH70	50291.01	49876.50	527.12	101.7	330	-58

DDH71	50267.93	49901.92	525.97	53.0	330	-68
DDH72	50206.33	49783.33	509.87	131.6	330	-55
DDH73	48749.99	49516.92	461.41	131.7	330	-45
DDH74	48750.70	49516.31	461.53	131.4	330	-60
DDH75	49043.57	49708.45	485.64	124.8	330	-55
DDH76	49008.40	49618.96	480.63	212.2	330	-55
DDH77	49692.19	49935.14	477.21	131.3	330	-53
DDH79	49773.19	49995.68	496.60	126.0	330	-65
DDH79	49773.19	49995.68	496.60	126.0	330	-65
DDH80	48787.54	49452.47	493.83	82.2	330	-45
DDH81	49949.57	50096.82	518.66	71.5	330	-60
DDH82	49127.67	49663.74	495.70	166.6	330	-50
DDH83	49925.05	50141.47	540.86	53.0	330	-56
DDH84	49978.45	50141.59	534.51	142.1	330	-55
DDH85	48789.36	49407.65	498.41	278.4	330	-55
DDH86	49890.84	50089.46	514.56	77.0	330	-70
DDH87	50054.70	50203.88	548.88	105.5	330	-50
DDH88	50463.28	49949.29	583.45	118.6	330	-50
DDH89	50354.37	49937.25	563.80	34.5	330	-45
DDH90	50330.15	49931.71	553.91	38.9	330	-55
DDH91	50139.48	50310.39	577.76	119.4	330	-50
DDH92	50506.91	50022.25	584.65	62.4	330	-65
DDH93	50096.47	50284.96	580.93	105.2	330	-55
DDH94	50204.31	50347.15	596.77	135.1	330	-60

(i) Azimuth (Az) and Dip are measured in degrees.

Table 2A: Summary of Significant Drilling Results, Limon Mine, Talavera and El Limon Zones

Hole(i) (ii)	From (m)	To (m)	Core Length (m)	True Width (m)	Gold (g/t)
3369-U	nsv
3370-U	abandoned	fault
3371-U	nsv
3372-U	179.90	182.00	2.10	1.8	2.95
3373-U	no vein
3374-U	45.48	46.00	0.52	0.4	1.44
3375-U	41.20	42.20	1.00	0.8	3.27
3376-U	43.85	47.70	3.85	3.2	6.92
3377-U	41.92	44.72	2.80	2.3	6.24
3378-U	76.70	79.30	2.60	2.0	11.47
3379-U	68.93	70.74	1.81	1.5	3.39
3380-U	89.30	92.13	2.83	1.9	6.72
3381-U	46.60	49.57	2.97	2.5	8.99
3382-U	43.92	44.90	0.98	0.8	3.25
3383-U	43.80	44.57	0.77	0.7	21.26
3384-U	40.91	42.18	1.27	1.2	5.67
3385-U	52.45	54.90	2.45	2.2	14.27
3386-U	55.44	57.00	1.56	1.3	3.54
3387-U	56.68	58.88	2.20	1.5	2.57
3388-U	47.12	47.92	0.80	0.7	3.29
3389-U	9.12	16.00	6.88	5.9	7.58
3390-U	7.80	9.80	2.00	1.7	5.09
3391-U	abandoned
3392-U	17.30	25.00	7.70	6.6	6.24
3393-U	39.00	39.60	0.60	0.4	20.09
3394-U	nsv
3395-U	61.90	69.55	7.65	6.4	4.53
3396-U	19.42	20.52	1.10	1.0	5.79
	26.28	28.50	2.22	2.1	1.27
	40.71	42.15	1.44	1.3	6.58
	64.09	64.56	0.47	0.4	6.75
3397-U	51.00	55.12	4.12	3.0	3.68
3398-U	52.94	54.60	1.66	1.4	2.08
	60.00	61.50	1.50	1.3	3.01
3399-U	50.80	53.80	3.00	3.0	4.22
3400-U	31.30	40.00	8.70	8.5	1.31
3401-U	44.00	46.00	2.00	1.8	6.36
	54.00	55.60	1.60	1.5	6.13
3402-U	59.20	60.80	1.60	1.3	2.70
	66.40	68.00	1.60	1.3	4.50
3403-U	58.00	61.60	3.60	3.2	3.90

3404-U	197.80	200.00	2.20	1.8	1.50
3405-U	200.50	207.00	6.50	5.2	8.05
3406-U	192.20	196.00	3.80	3.1	5.04
3407-U	195.00	205.00	10.00	8.8	2.70
incl.	195.00	196.90	1.90	1.7	8.21
incl.	199.00	205.00	6.00	5.2	1.84
3408-U	no vein
3409-U	191.10	192.10	1.00	0.9	1.80
3410-U	71.45	80.05	8.60	8.0	1.56
3411-U	nsv
3412-U	63.40	69.80	6.40	6.0	1.91
3413-U	76.80	81.29	4.49	2.6	7.11
3414-U	71.65	77.25	5.60	5.4	1.85
3415-U	nsv

(i) All holes are HQ, NQ or BRQ core size; nsv equals no significant values

(ii) Holes 3395, 3399, 3400, 3410, 3412 and 3414 were drilled in the north-south extension of the El Limon zone.

Table 2B: Collar Coordinates and Orientations of Drill Holes, Limon Mine, Talavera and El Limon Zones

Hole (ii)	Eastiing	Northing	Elev.	Length	Az(i)	Dip(i)
3369	524523.51	1409548.53	-103.5	230.0	157	5
3370	523749.69	1409345.08	58.0	401.1	145	-50
3371	524523.51	1409548.53	-103.0	175.0	157	11
3372	524523.51	1409548.53	-103.6	192.0	146	7
3373	523690.68	1409321.93	56.22	467.5	145	-48
3374	525280.08	1409696.37	-100.7	58.4	10	-9
3375	525280.08	1409696.37	-99.5	89.0	11	10
3376	525280.08	1409696.37	-100.7	61.0	322	11
3377	525280.08	1409696.37	-99.5	56.0	322	12
3378	525275.91	1409672.46	-101.2	80.0	309	-5
3379	525275.91	1409672.46	-102.0	79.0	309	9
3380	525275.91	1409672.46	-102.5	101.0	309	-13
3381	525280.08	1409696.37	-100.5	64.6	322	-16
3382	525280.08	1409696.37	-98.2	62.2	322	25
3383	525280.08	1409696.37	-99.5	61.0	350	0
3384	525280.08	1409696.37	-98.5	47.4	350	24
3385	525280.08	1409696.37	-100.7	66.0	350	-21
3386	525207.46	1409663.11	-102.7	59.4	360	3
3387	525207.46	1409663.11	-103.6	64.4	360	-18
3388	525207.46	1409663.11	-101.3	56.0	360	33
3389	524693.03	1409389.40	-107.0	43.0	156	0
3390	524693.03	1409389.40	-105.8	44.0	156	19
3391	524695.06	1409390.85	-107.0	47.0	120	0
3392	524695.06	1409390.85	-105.8	43.0	125	25
3393	524694.90	1409396.36	-106.5	53.4	102	0
3394	524694.90	1409396.36	-108.0	55.0	102	16
3396	524635.69	1409375.98	-113.2	84.0	182	0
3397	525072.63	1409800.39	-18.2	61.0	314	11
3398	525072.64	1409801.09	-17.7	76.0	357	-15
3401	525072.64	1409801.09	-17.7	81.0	357	5
3402	525074.94	1409800.84	-18.7	81.3	9	-11
3403	525074.94	1409800.84	-18.0	64.2	9	4
3404	525266.38	1409729.71	-75.0	217.0	319	3
3405	525266.38	1409729.71	-75.0	220.4	319	-3
3406	525266.38	1409729.71	-74.5	209.0	327	3
3407	525266.38	1409729.71	-75.0	212.3	327	-3
3408	525266.38	1409729.71	-74.5	135.1	337	3
3409	525266.38	1409729.71	-75.0	206.0	337	-2
3411	525266.38	1409729.71	-74.5	232.2	347	3
3413	525878.19	1410038.58	-115.0	102.0	329	-17
3415	525878.19	1410038.58	-115.0	92.0	304	-18

(i) Azimuth (Az) and Dip are measured in degrees.

(ii) Holes 3395, 3399, 3400, 3410, 3412 and 3414 were drilled in the north-south extension of the El Limon zone.